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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2 to
SCHEDULE TO—T/A
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

RUBICON MEDICAL CORPORATION
(Name of Subject Company)

NEMO I ACQUISITION, INC.
a wholly owned subsidiary of
 BOSTON SCIENTIFIC CORPORATION
(Names of Filing Persons (Offeror))

 Common Stock, Par Value $0.001 Per Share
 (Title of Class of Securities)

 78112Q103
 (CUSIP Number of Class of Securities)

Lawrence J. Knopf
One Boston Scientific Place
Natick, Massachusetts 01760-1537
(508) 650-8000
(Name, Address and Telephone Number of Persons Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copy to:
 Clare O'Brien, Esq.
Shearman & Sterling LLP
599 Lexington Avenue
New York, New York 10022
(212) 848-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$97,883,095	$11,520.84

*
Estimated for purposes of calculating the amount of the filing fee only. Calculated by multiplying $1.50, the per share tender offer price, plus the right to receive additional payments in the aggregate amount of up to $1.44 per share if certain milestones are achieved, by the sum of 31,772,070 currently outstanding shares of Common Stock sought in the Offer and the 1,521,500 shares of Common Stock subject to vested options as of April 18, 2005.

**
Calculated as 0.011770% of the transaction value.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $11,520.84	Filing Party: Nemo I Acquisition, Inc.
Form or Registration No.: Schedule TO-I	Date Filed: May 3, 2005
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

  Check the appropriate boxes to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

  Check the following box if the filing is a final amendment reporting the results of the tender offer:

        This Amendment No. 2 to the Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement filed on Schedule TO filed on May 3, 2005 (as so amended, the "Schedule TO"), by Nemo I Acquisition, Inc., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Boston Scientific Corporation, a Delaware corporation ("Parent"). This Schedule TO relates to the offer by Purchaser to purchase any and all outstanding shares of Common Stock, par value $0.001 per share (the "Shares"), of Rubicon Medical Corporation, a Delaware corporation (the "Company"), at a purchase price of $1.50 per Share, net to the seller in cash, without interest, together with the right to receive additional payments in the aggregate amount of up to $1.44 per Share in cash, without interest, if certain milestones are achieved, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 3, 2005 (the "Offer to Purchase") and in the related Letter of Transmittal.

        Capitalized terms not otherwise defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

Item 8.    Interest in the Securities of the Subject Company.

Item 11.    Other Information.

        Item 8 and Item 11 of the Schedule TO are hereby amended and supplemented by including the following:

  "At 12:00 midnight, New York City time, on Wednesday, June 1, 2005, the Offer expired. Based on information provided by the Depositary, as of such time, approximately 30,832,649 Shares were tendered pursuant to the Offer, including Shares tendered pursuant to Notices of Guaranteed Delivery. Such Shares, when combined with the Shares already owned by Parent on a fully diluted basis, constitute in excess of 96% of the outstanding Shares. On June 2, 2005, effective as of 8:00 a.m., New York City time, all Shares validly tendered and not withdrawn prior to the expiration of the Offer were accepted for payment in accordance with the terms of the Offer.

  Upon the terms and subject to the conditions of the Transaction Agreement, Parent and Purchaser will take all necessary actions to promptly effect the Merger of Purchaser with and into the Company."

        On June 2, 2005, Parent issued a press release announcing the preliminary results of the Offer. The full text of the press release is filed as Exhibit (a)(10) hereto and is incorporated by reference herein.

Item 12.    Material to Be Filed as Exhibits.

        Item 12 of the Schedule TO is hereby amended and supplemented to include the following:

  "(a)(10)    Press release issued by Parent on June 2, 2005."

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        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 2, 2005

NEMO I ACQUISITION, INC.
By:	/s/ LAWRENCE J. KNOPF Name: Lawrence J. Knopf Title: Vice President—Legal

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        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 2, 2005

BOSTON SCIENTIFIC CORPORATION
By:	/s/ LAWRENCE J. KNOPF
	Name:	Lawrence J. Knopf
	Title:	Vice President and Assistant General Counsel

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EXHIBIT INDEX

Exhibit No.
(a)(10)	Press release issued by Parent on June 2, 2005.

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EXHIBIT INDEX